# The Investment Process

**GOALS:** Before choosing which mutual funds are right for you, identify your objectives and the dollar amount needed to achieve them. You will need to prioritize these goals and estimate the timeframe for achieving each goal.

**RISK:** Your tolerance for financial risk and its potential rewards are determined by various factors and will change throughout your life. Generally, the longer the time horizon established to achieve your goal, the more risk you should be willing to take. Individuals and situations vary, so consider both your ability to assume risk and your personal tolerance for the uncertainties of risk.

**ALLOCATION:** Your goals, time lines and risk tolerance should determine how you invest. Allocate your assets in a manner that best serves your goals and suits your risk tolerance. Four models of asset allocations are provided to help you plan your investment strategy.

**DIVERSIFICATION:** Once you have determined your asset allocations, select mutual funds with objectives that match your objectives. Allocate your assets among several different funds to minimize any volatility of individual funds. Samples, using Sit Mutual Funds, are provided below.

**Current Income Portfolio**


Money Market
10%
Stocks
30%
Bonds
60%

**Portfolio Model - Current Income**

10% Money Market
60% U.S. Government Securities*
20% Dividend Growth
10% Large Cap Growth

**Income and Growth Portfolio**


Money Market
10%
Stocks
55%
Bonds
35%

**Portfolio Model - Income and Growth**

10% Money Market
35% U.S. Government Securities*
25% Dividend Growth
10% Large Cap Growth
10% Mid Cap Growth
10% International Growth

**Growth Portfolio**


Bonds
30%
Stocks
70%

**Portfolio Model - Growth**

30% U.S. Government Securities*
25% Dividend Growth
10% Mid Cap Growth
10% International Growth
10% Small Cap Growth
15% Large Cap Growth

**High Growth Portfolio**


Stocks
80%
Bonds
20%

**Portfolio Model - High Growth**

20% U.S. Government Securities*
10% Dividend Growth
20% Large Cap Growth
15% Mid Cap Growth
15% International Growth
10% Small Cap Growth
10% Developing Markets Growth

**Use the above samples or customize your own diversified portfolio with any of our Sit Mutual Funds. The Funds' risk and reward potentials are indicated.**

Sit Investment Associates
Sit Mutual Funds

| SIT BOND FUNDS | Money Market | U.S. Government Securities | Tax-Free Income | Minnesota Tax-Free Income |
|---|---|---|---|---|
| RISK/REWARD | Low | Low to Moderate | Low to Moderate | Low to Moderate |

*For tax-exempt income, use the Sit Tax-Free or Minnesota Tax-Free Income Funds.

| SIT STOCK FUNDS | Balanced | Dividend Growth | Large Cap Growth | Mid Cap Growth | International Growth | Small Cap Growth | Developing Markets Growth |
|---|---|---|---|---|---|---|---|
| RISK/REWARD | Moderate | Moderate | Moderate | High | High | High | High |

For more complete information about any of the Sit Mutual Funds, including charges and expenses, please call for a prospectus. Read it before you invest.